UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-25626

COUNSEL CORPORATION

(Exact name of registrant as specified in its charter)

Scotia Plaza
Suite 3200
40 King St. West
Toronto, Ontario
M5H 3Y2
(Address, including zip code, of registrant’s principal executive offices)

(416) 866-3000
(Company’s telephone number, including area code)

Common Stock, No Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 288

Pursuant to the requirements of the Securities Exchange Act of 1934, Counsel Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	February 7, 2005	BY:	/s/ Stephen A. Weintraub Stephen A. Weintraub Vice President and Secretary